UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Extraordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Extraordinary Shareholders’ Meeting (“Meeting”), which will be held at 02.00 p.m., on March 13th, 2025, at the Company’s headquarters, located at Engenheiro Luiz Carlos Berrini Avenue, 1376, Cidade Monções, City of São Paulo, to resolve on the following items of the agenda:

(1)          approve to reverse split of all common shares issued by the Company in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the Company’s share capital but only the total number of shares (“Operation”);

(2)         amend Article 5, caput, of the Company's Bylaws, which deals with the share capital, to reflect the new number of shares into which the Company's share capital will be divided as a result of the Operation, as well as the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) ordinary shares issued by the Company, held in treasury, as approved by the Board of Directors at the meeting on December 20, 2024;

(3)         consolidate the Company's Bylaws in order to reflect the amendment mentioned in item 2 above;

(4)         if the Operation is approved, authorize the Company's Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of the Shareholders' Meeting, as well as to perform all necessary acts to carry out the Operation.

In accordance with Article 5, paragraph 4 of CVM Resolution No. 81, dated March 29, 2022 ("RCVM 81"), the Company clarifies that the Shareholders' Meeting will be held in person, as this has been the practice adopted by the Company in its Shareholders’ Meetings, with significant shareholder quorum. The Company further informs that it will implement the procedure for remote voting for the Shareholders' Meeting and, therefore, on this date, the model of the remote voting ballot will be made available to the Shareholders as established in RCVM 81.

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General Instructions:

(i)       According to Article 10 and the following paragraphs of the Company's Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution up to 72 (seventy-two) hours before the date set for the Meeting may participate and vote at the Meeting.

(ii)       The shareholder's participation may be in person, by a legally appointed representative/attorney, or via remote voting ballot, as follows:

•	In Person: Should a shareholder choose to attend the Meeting in person, they must attend the Meeting with a document proving their identity (ID card and CPF).

•	By Legal Representative/Proxy: In order to expedite and make the Meeting more efficient, as provided in Paragraph 4 of Article 6 of RCVM 81, the Company requests that shareholders who intend to be represented at the Meeting by a duly appointed legal representative/attorney, send through the following address https://assembleia.ten.com.br/337054814, a digital copy of the respective representation instruments and documentation described below, with each shareholder being responsible for the accuracy and integrity of the documents presented:

Proxy for Individual Shareholder:

a)               Specific power of attorney, signed either (i) by hand with notarized signature, or (ii) electronically, using ICP-Brasil certification; and

b)               Attorney’s identity card CPF.

Proxy for Legal Entity/Investment Fund:

a)               Specific power of attorney, signed either (i) by hand with notarized signature, or (ii) electronically, using ICP-Brasil certification;

b)               Most recent bylaws or consolidated social contract and corporate documents that prove the legal representation of the legal entity shareholder, or, for an investment fund, its bylaws or consolidated social contract of its manager or administrator, corporate documents that prove legal representation and the current rules of the investment fund; and

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c)               Attorney’s/Legal Representative’s identity card and CPF.

Representative of the Legal Entity Shareholder/Investment Fund:

a)               Latest bylaws or consolidated social contract and corporate documents that prove the legal representation of the legal entity shareholder or, if an investment fund, its bylaws or consolidated social contract of its manager or administrator corporate documents that prove legal representation and the current rules of the investment fund; and

b)               Identity card and CPF of the legal representative.

•	Remote Voting Ballot: if the shareholder chooses to exercise the voting right remotely, pursuant to RCVM 81, they may send the remote voting ballot through: (i) their respective custody agent, if it provides such service; (ii) the Company’s bookkeeping institution at any branches of Banco Bradesco S.A.; (iii) the central depositary where the shares are deposited; or (iv) directly to the Company, in compliance with the deadlines and terms established herein and in the current legislation.

The shareholder who chooses to exercise their right to vote remotely by sending the ballot directly to the Company, pursuant to Paragraph 7 of Article 27 of RCVM 81, must exclusively take the following steps through the platform available at the website https://assembleia.ten.com.br/337054814, excluding the possibility of sending by mail or email, each shareholder being responsible for the accuracy and integrity of the documents presented:

Individual Shareholders:

a)       fill all items of the remote voting ballot and electronically sign through the referred platform; and

b)       send, through the referred platform, a digital copy of their identity card and CPF of the shareholder or attorney (including the power of attorney with notarized signature or electronically signed using ICP-Brasil certification, if applicable).

Legal Entities shareholder/Investment Funds:

a)       fill all items of the remote voting ballot and electronically sign through the referred platform; and

b)       send, through the referred platform, a digital copy of the following documents: latest bylaws or consolidated articles of association and corporate documents that prove the legal representation of the legal entity shareholder or, if an investment fund, its bylaws or consolidated articles of association of its manager or administrator, as applicable, the corporate documents that prove the power of representation of the administrator or manager and the current rules of the investment fund (including the power of attorney with notarized signature or electronically signed using ICP-Brasil certification, if applicable); and

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c)       send, through the referred platform, a digital copy of the identity card and CPF of the legal representative or attorney, as applicable.

The remote voting ballot is available on the websites of the Company (ri.telefonica.com.br), of Comissão de Valores Mobiliários - CVM (www.gov.br/cvm), of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and of Ten Meetings (https://assembleia.ten.com.br/337054814).

•	Documents drawn up abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese, and registered, together with their sworn translations, at the Notary and Registry of Documents Office.

•	The shareholder and/or legal representative/attorney who wishes to submit, electronically, the documents related to personal participation or representation at the Shareholders’ Meeting, must do so up to 72 (seventy-two) hours prior the designed meeting date. For participation through remote voting ballot, in accordance with RCVM 81, the documents must be received up to 4 (four) days before the date of the Meeting, that is by March 9th, 2025. In both cases, the shareholder and/or legal representative/attorney must access the Ten Meetings platform through the following website address https://assembleia.ten.com.br/337054814, fill out the registration form, and attach all necessary documents for participation in the Assembly under the terms of this Notice with each shareholder being responsible for the accuracy and integrity of the documents presented. Once the registration is completed the shareholder and or attorney will receive by email the information regarding their accreditation.

In case of incomplete documentation, the shareholder and/or attorney will receive an email informing the reason for the rejection and must complete it by accessing the same address indicated above.

If the shareholder and/or attorney do not receive the accreditation confirmation or need clarification about accessing the electronic platform or uploading documents, they should contact the Company via the following email: ir.br@telefonica.com.

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(iii)       All documents related to the agenda of the Meeting are available to shareholders at the Company’s headquarters, and may also be consulted on the websites of the Comissão de Valores Mobiliários – CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s (ri.telefonica.com.br/en), in accordance with the provisions of Law No. 6,404, of December 15th, 1976, and RCVM 81.

São Paulo, January 29th, 2025.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 29, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director